[Chapman and Cutler LLP Letterhead]

November 17, 2021

VIA EDGAR CORRESPONDENCE

Valerie J. Lithotomos
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Ms. Lithotomos:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on September 8, 2021 (the “Registration Statement”). The Registration Statement relates to the Amplify BlackSwan Tech & Treasury ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fund Fees and Expenses

Please provide the staff of the Commission (the “Staff”) a completed fee table and expense example at least five days prior to the effectiveness of the Registration Statement.

Response to Comment 1

Pursuant to the Staff’s request, below is the completed fee table and expense example:

FUND FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.49%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses (1)	0.00%
Total Annual Fund Operating Expenses	0.49%
(1)	Estimate based on the expenses the Fund expects to incur for the current fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$50	$157

Comment 2 – Principal Investment Strategies

The Staff notes the following disclosure in the Fund’s “Principal Investment Strategies” section:

“The Fund will invest at least 80% of its total assets in the securities that comprise the Index, which will primarily include U.S. Treasury securities and long-dated call options (“LEAP Options”) on the Invesco QQQ Trust, Series 1 (“QQQ”).”

The Staff requests the Fund consider revising this disclosure to contemplate the full name of the index, the S-Network BlackSwan Tech & Treasury Index (the “Index”), to enhance readability for investors.

Response to Comment 2

Pursuant to the Staff’s comment, the disclosure has been revised to contemplate the full name of the Index, as shown below.

“The Fund will invest at least 80% of its total assets in the securities that comprise the S-Network BlackSwan Tech & Treasury Index, which will primarily include U.S. Treasury securities and long-dated call options (“LEAP Options”) on the Invesco QQQ Trust, Series 1 (“QQQ”).”

Comment 3 – General

Prior to the effectiveness of the Registration Statement, the Staff requests the Registrant provide the methodology for the Index.

Response to Comment 3

The Registrant confirms that it will supplementally send to the Staff the Index’s methodology prior to the effectiveness of the Registration Statement.

Comment 4 – Principal Investment Strategies

The Staff notes the below disclosure in the Fund’s "Principal Investment Strategies” section, and requests the Fund revise the statement to clarify that the Fund is not actively-managed.

“The Fund’s investment sub-advisers, ARGI Investment Services, LLC (“ARGI”) and Toroso Investments, LLC (“Toroso,” and with ARGI, the “Sub-Advisers”), manage the investment of the Fund’s assets.”

Response to Comment 4

Pursuant to the Staff’s comment, the above referenced disclosure has been revised as indicated below:

“ARGI Investment Services, LLC (“ARGI”) and Toroso Investments, LLC (“Toroso,” and with ARGI, the “Sub-Advisers”), serve as investment sub-advisers to the Fund.”

Comment 5 – Principal Investment Strategies

The Staff requests that Registrant consider revisions to the disclosure in its “Principal Investment Strategies” to include additional plain English disclosure of the Fund’s investment strategy.

Response to Comment 5

Pursuant to the Staff’ request, the Fund has replaced the second paragraph of the “Principal Investment Strategies” section in its entirety with the below:

“The Index seeks to provide capital protection against the unpredictable, rare and highly disruptive events that have come to be referred to as “Black Swans.” The Index’s is a rules-based, quantitative index designed to allow for some participation in the investment gains experienced by QQQ while providing the opportunity for a buffer against significant losses through the Index’s target portfolio weighting of approximately 90% U.S. Treasury securities. QQQ is a unit investment trust that seeks to track the investment results, before fees and expenses, of the Nasdaq-100 Index, an index which includes 100 of the largest domestic and international non-financial companies listed on the Nasdaq Stock Market based on market capitalization and is currently comprised of predominantly technology focused constituents.”

Comment 6 – Principal Investment Strategies

The Staff notes the below disclosure in the “Principal Investment Strategies” section:

“As of the date of the Prospectus, the Fund has significant exposure to companies in the [information technology and consumer services] sector.”

Please supplementally confirm to the Staff whether the bracketed language will be included in the Registration Statement upon effectiveness.

Response to Comment 6

The referenced disclosure will be updated to remove brackets as of the date of effectiveness of the Registration Statement to reference the sectors to which the Fund has significant exposure.

Comment 7 – Principal Risks

The Staff requests the Fund list its Principal Risks in order of importance rather than alphabetically. See ADI 2019-08 – Improving Principal Risk Disclosure.

Response to Comment 7

The Fund respectfully declines the Commission’s request to revise the Fund’s risk disclosures. Form N-1A and the relevant Rules thereunder detail what is required of information in a prospectus and how that information must be presented. No requirement to Form N-1A restricts a fund from ordering its principal investment risks alphabetically, and the Fund’s current disclosure is consistent with the requirements of Form N-1A and the Rules thereunder. Further, the Fund believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors.

Comment 8 – Principal Risks

The Staff requests the Fund revise its “Derivatives Risk” to clarify the Fund invests in LEAP options.

Response to Comment 8

The Fund’s disclosure has been revised in accordance with the Staff’s comment. The revised disclosure is as follows:

“Derivatives Risk. The use of derivative instruments, such as the Fund’s investments in QQQ LEAP Options, can lead to losses because of adverse movements in the price or value of the underlying asset, index or rate, which may be magnified by certain features of the derivatives. These risks are heightened when the Fund’s portfolio manager uses derivatives to enhance the Fund’s return or as a substitute for a position or security, rather than to hedge (or offset) the risk of a position or security held by the Fund. The use of derivatives presents risks different from, and greater than, the risks associated with investing directly in traditional securities. These risks include, but are not limited to, market risk, credit risk, management risk and liquidity risk. The use of derivatives can lead to losses because of adverse movements in the price or value of the underlying asset, index or rate, which may be magnified by certain features of the derivatives.”

Comment 9 – General

The Staff notes the below disclosure in the “Management of the Fund” section. Please revise the disclosure to include the month and year the portfolio managers began serving as portfolio managers for the Fund.

“Each portfolio manager is primarily responsible for the day-to-day management of the Fund. Each portfolio manager has served as part of the portfolio management team of the Fund since its inception.”

Response to Comment 9

The Fund’s disclosure has been revised in accordance with the Staff’s comment. The revised disclosure is as follows:

“Each portfolio manager is primarily responsible for the day-to-day management of the Fund. Each portfolio manager has served as part of the portfolio management team of the Fund since its inception in November 2021.”

Comment 10 – General

Please confirm whether the party that creates and maintains the Index is disclosed in the Fund’s prospectus. Additionally, please confirm whether the Index’s provider, S-Network Global Indexes, Inc. (the “Index Provider”) is affiliated with Registrant, the Fund’s adviser, the Fund’s distributor and/or the Fund’s sub-advisers. Confirm whether the requisite disclosure contemplating any such affiliations is properly disclosed in the Registration Statement.

Response to Comment 10

The Registrant confirms S-Network Global Indexes, Inc. creates and maintains the Index (the “Index Provider”) and confirms that the Index Provider is not affiliated with any of the above-listed parties. The Index Provider also calculates the Index. The Registrant also confirms that the requisite disclosure is currently in the Fund’s prospectus under the “Index Information” section, which is below for the Staff’s reference:

The S-Network BlackSwan Tech & Treasury Index is a trademark of the Index Provider and has been licensed for use for certain purposes by the Adviser. The Index Provider is not affiliated with the Trust, the Adviser, either Sub-Adviser or the Distributor. The Fund is entitled to use the Index pursuant to a sub-licensing agreement with the Adviser.

The Adviser has entered into a license agreement with the Index Provider pursuant to which the Adviser pays a fee to use the Index and the marketing names and licensed trademarks of S-Network (the “Index Trademarks”). The Adviser is sub-licensing rights to the Index to the Fund. Additionally, S-Network serves as calculation agent for the Index (the “Calculation Agent”).

No entity that creates, compiles, sponsors or maintains the Index is or will be an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person, of the Trust, the Adviser, the Sub-Advisers, the Distributor or a promoter of the Fund.

Neither the Adviser nor any affiliate of the Adviser has any rights to influence the selection of the securities in the Index.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren